Exhibit 1.01

PerkinElmer, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2016

Overview

PerkinElmer, Inc. (“PerkinElmer” or the “Company”) is filing this Conflict Minerals Report (“Report”) pursuant to Rule 13p-1 and Form SD under the Securities Exchange Act of 1934 (the “Rule”), for the reporting period January 1, 2016 through December 31, 2016. The Rule requires companies that report under the Exchange Act to provide disclosures about conflict minerals that are necessary to the functionality or production of products that they manufacture or contract to be manufactured. When those conflict minerals originate (or may have originated) in the Democratic Republic of the Congo or certain adjoining countries (the “Covered Countries”) and did not originate (or may not have originated) from recycled or scrap sources, the Company must file a Conflict Minerals Report. “Conflict Minerals” are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, certain of their derivatives and other minerals, including tungsten, tin and tantalum.

PerkinElmer is a leading provider of products, services and solutions for the diagnostics, food, environmental, industrial, life sciences research and laboratory services markets. The Company was founded in 1947 and is headquartered in Waltham, Massachusetts. The Company markets products and services in more than 150 countries, has approximately 9,000 employees, is listed on the New York Stock Exchange under the symbol “PKI” and is a component of the S&P 500 Index. PerkinElmer is a global leader focused on innovating for a healthier world through its advanced technologies and differentiated solutions, and addresses critical issues that help to improve lives and the world around us.

PerkinElmer realigned its businesses at the beginning of the fourth quarter of fiscal year 2016 to better organize around customer requirements by creating two new reporting segments, Discovery & Analytical Solutions and Diagnostics. The Company’s Diagnostics business became a standalone reporting segment targeted towards better meeting the needs of clinically-oriented customers, especially within the growing areas of reproductive health, emerging market diagnostics and applied genomics. Microfluidics and automation products within the Company’s former research business were moved to a new applied genomics group within the Diagnostics segment. The Company’s former environmental health business and the remaining products within the legacy research business were combined to form the new Discovery & Analytical Solutions reporting segment, focused on better serving and innovating for applications-orientated customers. Discovery & Analytical Solutions customers span the environmental, food, industrial, life sciences research and laboratory services markets.

Reasonable Country of Origin Inquiry

The Company conducted a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the necessary Conflict Minerals in its products originated in the Covered Countries and whether any of the Conflict Minerals are from recycled or scrap sources. As part of this RCOI, PerkinElmer requested completed Global e-Sustainability Initiative forms from suppliers of components currently used in the Company’s products. As of the end of calendar year 2016, the Company had received survey responses from its suppliers for approximately 69% of those components. The responses received ranged from “no conflict mineral content” to statements advising that the supplier was not yet able to determine the origins of the applicable Conflict Minerals. Some smelters that provided information to our suppliers advised that they have little or no visibility into the origin of the raw metal. In 2016, the Company was able to improve its ability to identify “default” components used by contract manufacturers, eliminating the optional approved components that the suppliers are not using. As a result, the Company estimates roughly 28,000 part numbers. The supplier responses we received to our enquiries identified over 600 smelters as having possibly been utilized by our supply chain. However, as many suppliers are not able to confirm details to the part level, we are not able to connect these smelters to our particular products.

Based on the Company’s RCOI, the Company has reason to believe that certain products that the Company manufactures or contracts to manufacture include necessary Conflict Minerals that may have originated in a Covered Country and also has reason to believe those Conflict Minerals may not have originated from recycled or scrap sources.

This Conflict Minerals Report will also be made available on the Company’s website, located at www.perkinelmer.com, along with the Company’s Statement on Conflict Minerals.

Products Covered and Supply Chain

This Report relates to PerkinElmer products (i) for which Conflict Minerals are necessary to the functionality or production of that product, (ii) which were manufactured or contracted to be manufactured by the Company, and (iii) for which manufacture was completed in 2016. The Company outsources the majority of its manufacturing requirements to third parties. Due to the number and complexity of products manufactured by the Company, at a Tier 1, or “direct supplier to the Company” level, the Company has over

1,700 suppliers and as noted above purchases items having over 28,000 part numbers. The Company’s supply chain management, research and development, and engineering organizations, working as an internal Conflict Minerals program team, conducted a risk assessment of products manufactured for or on behalf of the Company and determined that Conflict Minerals are contained in, and are necessary for the functionality or production of, a relatively small percentage of the components used in the Company’s products, with electrical components, such as printed circuit board assemblies, being most likely to contain Conflict Minerals. The Company’s position in the supply chain for these components is significantly removed from Conflict Mineral mining operations, smelters and raw material distributors.

The Company’s supply chain management organization determined that Conflict Minerals are most likely to enter the supply chain for the above-described products via transactions with electrical component manufacturers or distributors, or electrical assembly contract manufacturers. The Company estimates that for purchases in 2016 approximately 28,000 parts are within scope of the due diligence activities and as noted the bulk of these are catalog electrical components manufactured by third party organizations to their specifications. The Company has no ability to influence or exercise control over such third parties.

Due Diligence

Design of Due Diligence

The Company exercised due diligence on the source and chain of custody of the necessary Conflict Minerals contained in its products. In this regard, the Company’s supply chain management organization developed a due diligence process that is consistent with the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains from Conflict-Affected and High-Risk Areas (Third Edition).

Due Diligence Measures Undertaken

For the calendar year 2016, PerkinElmer’s due diligence efforts included, but are not limited to, the following:

•	Operated in accordance with the Company’s “Statement on Conflict Minerals’, which is posted on the Company’s website and provided to the Company’s suppliers. The Statement describes the manner in which the Company is working within the regulatory framework to determine the source and chain of custody for any products containing Conflict Minerals;

•	Facilitated corporate functional support of supply chain due diligence and implemented a corporate-wide steering group for the Conflict Minerals program team which reports to senior management, including representation from supply chain management, research and development, engineering, and operations functions;

•	Established and maintained a mechanism by which questions and concerns regarding the Company’s use of Conflict Minerals and policy with regard to Conflict Minerals may be raised with the Company;

•	As both a purchaser and supplier of a wide range of products, the Company continued to engage in discussions with its suppliers and their supply chain partners to enhance its due diligence efforts;

•	Continued our participation in industry forums to share best practice and current trends for Conflict Minerals reporting;

•	Continued to communicate with key suppliers regarding applicable regulations and requirements;

•	Updated employees on the Conflict Minerals program team regarding significant developments in the field;

•	Conducted a risk assessment of the products manufactured for or on behalf of the Company, as well as the components and raw materials required for such production, including an analysis of bills of material for the products performed by the Company’s engineering and operations organizations;

•	Improved reporting functionality, allowing us to reduce the parts in scope to approximately 28,000, and continued efforts to obtain full material disclosure (FMD) for the parts within scope to identify their mineral content (of the roughly 16,000 parts for which FMD was obtained, about 9,000 were found to contain Conflict Minerals);

•	Conducted an ongoing review of the Company’s Conflict Minerals program with its supply base, which involved surveying over 1,700 direct and sub-tier suppliers of the components currently used in the Company’s products, indicating that approximately 24% contain Conflict Minerals sourced from the Covered Countries, with approximately 5% currently unable to specify status.

The Company does not have direct relationships with smelters and, accordingly, the Company does not perform direct audits of these entities in our supply chain. Rather, the Company relies on the efforts of industry associations that administer independent third-party smelter audit programs. In this regard, we relied on CFSI’s Conflict Free Smelter Program to conduct audits and validate smelters.

Consistent with the OECD Due Diligence Guidance, PerkinElmer has prepared and filed the foregoing Form SD and this Conflict Minerals Report, and posted the required content on our corporate website.

Future Diligence Measures

The Company will continue to evolve its Conflict Minerals program in 2017 based on industry best practice, OECD guidance and other relevant measures. The Company will continue to assess the remaining 31% of the components used in its products, and any newly added components, for Conflict Minerals content. As information becomes more readily available within the Company’s supply chain, including through both direct suppliers and their supply base partners, the Company will continue to update its program and related standard operating procedures accordingly, including through the engagement of environmental compliance specialists when needed.

Results of Due Diligence

As described, the Company identified a relatively small percentage of the components used in its products as containing Conflict Minerals. These products are principally analytical and life science instrumentation that include as components printed circuit board assemblies containing Conflict Minerals.

PerkinElmer, in the majority of instances, does not design or manufacture these components. It is therefore not in a position to either control or influence the design, supply base or manufacturing of the components containing Conflict Minerals. Components are purchased through complex distribution channels ending with the direct manufacturer. While the overall level of knowledge and awareness among our suppliers has greatly increased, we are not able at this time to identify what facilities were used to process the necessary Conflict Minerals in these components, nor the country of origin of the necessary Conflict Minerals in these components.

Independent Private Sector Audit

PerkinElmer is not required to obtain an independent private sector audit for 2016.